Exhibit 99.1

CST Trust Company P.O. Box 4202, Postal Station A Toronto, ON M5W 0E4 Tel: 416.682.3800 Fax: 1.877.715.0494 www.canstockta.com Global Resources • Local Service • Customized Solutions

May 5, 2014

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

Superintendent of Securities, Northwest Territories	Superintendent of Securities, Yukon Territory

Superintendent of Securities, Nunavut

RE: Dominion Diamond Corporation

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual and Special Meeting of Shareholders:

Date of meeting:	July 16, 2014

Record date for notice:	June 2, 2014

Record date for voting:	June 2, 2014

Beneficial ownership determination date:	June 2, 2014

Securities entitled to notice:	Common

Securities entitled to vote:	Common

Issuer mailing directly to non objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	No

Issuer using notice-and-access for non-registered investors:	No

Notice-and-access stratification criteria:	No

Yours very truly,

Vijaya Somasundharem
Associate Manager, Trust Central Services
cc: CDS & Co. (Via Fax)